

TALISMAN ENERGY APPOINTS NEW PRESIDENT AND CEO

Calgary, Alberta, September 10, 2012 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) announced today that John A. Manzoni, President and Chief Executive Officer, has agreed to step down, effective immediately.

Hal Kvisle, former President and Chief Executive Officer of TransCanada Corporation and current director of Talisman Energy, is appointed President and Chief Executive Officer.

"John has made a significant contribution to Talisman since he joined the company in 2007," said Chuck Williamson, Chairman of the Board. "Since that time, Talisman successfully entered the unconventional business, establishing a substantial presence in some of the best shale plays in North America. In addition, his focus on investing in and developing core capabilities will serve Talisman well in the future. The Board would like to thank John for his five years with the company and we wish him well."

Hal Kvisle brings more than 35 years of experience in domestic and international oil and gas, midstream and pipeline operations, having created substantial value for shareholders during his tenures at TransCanada Corporation and Fletcher Challenge Energy.

"Hal has distinguished himself as a visionary chief executive and thought leader in Canada throughout his career. We are very fortunate to have him now lead Talisman. Combined with Talisman's strong management team, Hal will provide a strong focus on operational excellence and project delivery," said Mr. Williamson.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

18-12

For further information, please contact:

Media and General Inquiries	Shareholder and Investor Inquiries
Phoebe Buckland	Lyle McLeod, Vice-President
External Communications	Investor Relations
Phone: 403-237-1657 Fax: 403-237-1210	Phone: 403-237-1020
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com